

17004970

SEC
Processing
Section

FEB 28 2017

Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2017
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-39706

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING_____12/31/16_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Intercontinental Asset Management Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 East Pecan Street, Suite 525
_____
(No. and Street)

San Antonio   Texas   78205
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
_____
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300   Dallas   TX   75231
_____(Address)_____   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John L. Kauth III__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Intercontinental Asset Management Group, Ltd.__ _____, as of __December 31__ _____, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
John L. Kauth III

_____Chief Executive Officer_____
Title

_____
Notary Public

MARIA A. SLOAN
My Notary ID # 4786618
Expires April 13, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Intercontinental Asset Management Group, Ltd.

We have audited the accompanying statement of financial condition of Intercontinental Asset Management Group, Ltd. (the "Partnership") as of December 31, 2016, and the related statements of operations, changes in partnerships' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercontinental Asset Management Group, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Intercontinental Asset Management Group, Ltd.'s financial statements. The information in Schedule I is the responsibility of Intercontinental Asset Management Group, Ltd.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 16, 2017



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

CONTENTS

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	329,706
Receivable from broker-dealer		742,670
Other receivables		27,055
Securities owned at fair value		20,313
	$	1,119,744

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	411,464
Notes payable		100,000
Total Liabilities		511,464
Partners' capital		608,280
Total Liabilities and Partners' Capital	$	1,119,744

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2016

Revenues		
Commissions, trading profits, and fees	$	2,853,782
Revenue from the sale of Investment Company shares		251,988
Interest income		3,237
		3,109,007
Expenses		
Compensation and benefits		1,449,171
Commissions and floor brokerage		659,069
Occupancy and equipment costs		320,676
Communications		50,874
Promotional cost		28,897
Regulatory fees and expenses		320,065
Other expenses		377,237
Interest expense		20,000
		3,225,989
Loss before income tax expense		(116,982)
Income tax expense-state		2,500
Net loss	$	(119,482)

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2016

	General Partner	Limited Partners	Total
Balances at December 31, 2015	$ 32,478	$ 617,086	$ 649,564
Capital Contribution		300,000	300,000
Distributions to partners	(11,090)	(210,711)	(221,801)
Net loss	(5,974)	(113,509)	(119,483)
Balances at December 31, 2016	$ 15,414	$ 592,866	$ 608,280

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(119,482)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Change in operating assets and liabilities:		
Decrease in receivable from broker-dealer		154,046
Decrease in other receivables		6,083
Increase in accounts payable and accrued expenses		221,938
Increase in securities owned		(2,862)
Net cash provided (used) by operating activities		259,723
Cash flows from investing activities		
Net cash provided (used) by investing activities		-0-
Cash flows from financing activities		
Distributions to partners		(221,801)
Net cash provided (used) by financing activities		(221,801)
Net increase in cash and cash equivalents		37,922
Cash and cash equivalents at beginning of year		291,784
Cash and cash equivalents at the end of year	$	329,706

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$	20,000
Income taxes	$	7,501

Non-cash Financing Activity:

The Partnership converted notes payable of $300,000 to partner's capital during the year ending December 31, 2016.

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2016

Note 1 - Summary of Significant Accounting Policies

Intercontinental Asset Management Group, Ltd. (the "Partnership") is a Texas limited partnership in which Intercontinental Asset Management Corporation (the "Company") is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Partnership, respectively. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. The general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership. Offices of the Partnership are located in San Antonio, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii). The Partnership is engaged in the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling corporate, municipal, and government debt instruments, as well as options and futures. The Partnership's business is conducted with customers located worldwide.

The Partnership operates under a clearing agreement with Pershing LLC ("Pershing"), a Bank of New York Securities Group company, whereby Pershing clears transactions for the customers of the Partnership and carries the accounts of such customers on a fully-disclosed basis. The Partnership does not hold customer cash or securities in connection with such transactions.

Security transactions (and related commission revenue and expense) and revenue from the sale of investment company shares are recorded on a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 - Summary of Significant Accounting Policies, continued

The Partnership's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Partnership is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and Federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2016.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Partnership has net capital of approximately $576,209 and net capital requirements of $250,000. The Partnership's ratio of aggregated indebtedness to net capital was .89 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Pension Plans

The Partnership has a SEP IRA plan covering substantially all employees. The Partnership may contribute amounts as determined by the general partner. The Partnership has accrued $60,175 as a contribution to the plan for the year ended December 31, 2016.

Note 4 - Related Party Transactions

The Partnership is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. The Partnership, the Company, and other entities that are under common ownership share office space, certain employees, and fixed assets. Officers' salaries and other overhead expenses of approximately $50,000 for the year ended December 31, 2016 were allocated by an affiliate under common ownership to the Partnership.

The Partnership has unsecured notes payable to partners for $100,000 at 5%. The notes, including principal and accrued but unpaid interest shall be due and payable on or before November 26, 2018. Interest only on the unpaid principal balance of the Notes shall be due and payable as of November 25, 2016, and annually thereafter, until all amounts owed are paid in full. During the year ending December 31, 2016, the Partnership paid $20,000 in interest to related parties.

The Partnership serves as a conduit for fee payments from Pershing to an affiliated investment advisor. Funds are received from Pershing and remitted to the affiliate monthly. For the year ended December 31, 2016, the Partnership received, and subsequently remitted $5,236,567. The affiliated investment advisor allocated $50,000 to the Partnership for shared office space, certain employees, supplies, and data and communication expenses.

Note 5 - Concentration Risk

At December 31, 2016, and at various other times throughout 2016, the Partnership had cash balances in excess of federally insured limits.

Note 6 - Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2016

Schedule I

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	608,280
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		608,280
Deductions and/or charges		
Non-allowable assets:		
Other receivables		(27,055)
Net capital before haircuts on securities positions		581,225
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1-(f))		(5,016)
Net capital	$	576,209

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	411,463
Notes payable		100,000
Total aggregate indebtedness	$	511,463

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 34,098
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 326,209
Ratio: Aggregate indebtedness to net capital	.89 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Intercontinental Asset Management Group, Ltd.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Intercontinental Asset Management Group, Ltd. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Intercontinental Asset Management Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Intercontinental Asset Management Group, Ltd. stated that Intercontinental Asset Management Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Intercontinental Asset Management Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercontinental Asset Management Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 16, 2017





INTERCONTINENTAL

Intercontinental Asset Management Group Ltd.
Exemption Report

Intercontinental Asset Management Group Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Intercontinental Asset Management Group Ltd.

I, __John Kauth_____, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: Chief Executive Officer
January 16, 2017

P: (210) 271.7947 (800) 292.0898 F: (210) 271.0309
WWW.INTERCONTL.COM

112 EAST PECAN STREET, SUITE 525
SAN ANTONIO, TEXAS 78205

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2016